

Mail Stop 3561

April 27, 2016

Catherine R. Smith
Chief Financial Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

      Re: **Target Corporation**
              Form 10-K for the Fiscal Year Ended January 30, 2016
              Filed March 11, 2016
              File No. 1-6049

Dear Ms. Smith:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ William H. Thompson

                          William H. Thompson
                          Accounting Branch Chief
                          Office of Consumer Products

cc: Dave Donlin, Assistant General Counsel